APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a share of stock is not like that at all. The ability of Flying Leap Vineyards to achieve its ultimate liquidation depends on a myriad of factors, including many beyond the company's control. There is always risk, and risk cannot be entirely mitigated or predicted.

SHARES ARE SUBJECT TO THE TERMS OF A SHAREHOLDER AGREEMENT

When you purchase one or more shares, you will be required to sign on to the terms of Flying Leap's Shareholder Agreement, or "SHA". An SHA is a legal agreement between the shareholders and the company itself, which - among other things - describes how the company should be operated and outlines shareholders' rights and obligations. Its purpose is to make sure that all shareholders are treated fairly and that their rights are protected. It also allows shareholders to make decisions about what outside parties may become future shareholders and provides safeguards for minority positions. We have included a copy of this SHA in our "Documents" section, and it is important that you read it and understand it.

FLYING LEAP IS AN ALCOHOL PRODUCER

We produce alcohol beverages, which carry their own unique market, legal and health-related risks. Flying Leap's sales of these beverage products is dependent upon specific licensing to do so, and these licenses are never assured, as they depend on the state legislature and local regulatory matters beyond the company's control. Selling alcohol beverages levies unique liabilities onto the business, such as dram liabilities. While Flying Leap carries appropriate insurance to cover these risks, the liabilities are always present and can impact the business.

LIMITED SERVICES

Flying Leap Vineyards operates with a very limited scope, offering only particular products & services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Flying Leap Vineyards & Distillery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Flying Leap Vineyards & Distillery's core business or the inability to compete successfully against other competitors could negatively affect Flying Leap Vineyards & Distillery's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Flying Leap Vineyards & Distillery's management. However, as a shareholder you will get the opportunity to vote on and/or influence appropriate strategic decisions regarding Flying Leap Vineyards & Distillery. Furthermore, if the founders or other key personnel of Flying Leap Vineyards & Distillery were to leave Flying Leap Vineyards & Distillery or become unable to work, Flying Leap Vineyards &

Distillery (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Flying Leap Vineyards & Distillery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Flying Leap Vineyards & Distillery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Further, there are a number of restrictions on the sale of your shares in the Shareholder Agreement. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Flying Leap Vineyards & Distillery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Flying Leap Vineyards & Distillery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT FLYING LEAP VINEYARDS & DISTILLERY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Flying Leap Vineyards & Distillery's financial performance or ability to continue to operate. In the event Flying Leap Vineyards & Distillery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Flying Leap Vineyards & Distillery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Flying Leap Vineyards & Distillery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Flying Leap Vineyards & Distillery is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Flying Leap Vineyards & Distillery will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Flying Leap Vineyards & Distillery could incur an uninsured loss that could damage its business. Some examples of difficult risks are agriculture - our vineyards are at the mercy of highly variable weather, and an entire crop can be lost to meteorological occurrences such as hail and/or pestilence. Additionally, Flying Leap produces wines and spirits, which can spoil or be fouled through natural occurrences.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, and liquor laws could negatively affect Flying Leap Vineyards & Distillery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business. Flying Leap is also subject to local, state and federal regulations related to the production, sale and distribution of alcohol, and as a craft producer Flying Leap operates within a narrow section of state law that is subject to change by state authorities or other acts of the legislature that are beyond the Company's control.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Flying Leap Vineyards & Distillery's management will coincide: you both want Flying Leap Vineyards & Distillery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Flying Leap Vineyards & Distillery to act conservative to make sure they are best equipped to repay the Note obligations, while Flying Leap Vineyards & Distillery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Flying Leap Vineyards & Distillery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Flying Leap Vineyards & Distillery or management), which is responsible for monitoring Flying Leap Vineyards & Distillery's compliance with the law. Flying Leap Vineyards & Distillery will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

You will not receive any return on your investment unless and until the company is sold and sold at a price for which a profit would result, and the company is not obligated to pay dividends (but may). Any profit from your investment requires first that the company to be sold, and further that it be sold at such a price and terms so as to leave distributive profits to the individual shareholders. This never a sure thing. Although the sale of the company is the goal, this sale is not and never can be guaranteed, and the company cannot control its timing.

YOU DO HAVE A DOWNSIDE

Conversely, if Flying Leap Vineyards & Distillery fails to attract a buyer and cannot sell the business in the future, you would not receive a return (but would retain your ownership interest). To reiterate - you will only earn a return if the company is sold and sold at a price where there are net profits to distribute. This is the goal, but not assured. If the company is sold at a price where net profits are lower than that required to generate a return, your net payout could result in a loss on your investment.

SUBORDINATION

Your equity shall be subordinated to all indebtedness of Flying Leap Vineyards & Distillery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The shares are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any payments are made with respect to the securities.

COVID-19 IMPACT

Though COVID-19's impact is easing in the US and worldwide, the lingering COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.